INTERACTIVE BROKERS LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015
(Dollars in Millions)

Assets:		
Cash and cash equivalents	$	1,119
Cash and securities - segregated for regulatory purposes		18,555
Securities borrowed		3,013
Securities purchased under agreements to resell		195
Deposit with clearing organization		459
Receivables:		
Customers (net of allowance for doubtful accounts of $125)		16,289
Brokers, dealers and clearing organizations		246
Affiliates		218
Interest		59
Other assets		35
Total assets	$	40,188
Liabilities:		
Payable to customers	$	33,748
Securities loaned		2,828
Securities sold under agreements to repurchase		195
Other payables:		
Brokers, dealers and clearing organizations		113
Accounts payable, accrued expenses and other liabilities		37
Affiliates		53
		36,974
Members' capital		3,214
Total liabilities and members' capital	$	40,188

See accompanying notes to the consolidated financial statements.